Holicity Inc.

2300 Carillon Point

Kirkland, WA 98033

July 30, 2020

VIA EDGAR

Jay Ingram

Office of Manufacturing

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Holicity Inc.
Registration Statement on Form S-1
Filed July 17, 2020, as amended
File No. 333-239926

Dear Mr. Ingram:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Holicity Inc. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on August 3, 2020, or as soon thereafter as practicable.

Please call David A. Sakowitz of Winston & Strawn LLP at (212) 294-2369 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

Holicity Inc.

By:	/s/ Steve Ednie
Name: Title:	Steve Ednie Chief Financial Officer

cc:	David A. Sakowitz, Winston & Strawn LLP

[Signature Page to Acceleration Request]